UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of April 2026

Commission File Number: 001-42484

ASCENTAGE PHARMA GROUP INTERNATIONAL

(Translation of Registrant’s name into English)

68 Xinqing Road

Suzhou Industrial Park

Suzhou, Jiangsu

China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

EXPLANATORY NOTE

On April 21, 2026, Ascentage Pharma Group International issued a press release entitled “Ascentage Pharma to Present Data from Multiple Trials, Including Three Rapid Oral Presentations, at ASCO 2026”. A copy of the press release is furnished as Exhibit 99.1. On April 22, 2026, Ascentage Pharma Group International issued an announcement entitled “Ascentage Pharma to Present Data from Multiple Trials at 2026 ASCO Annual Meeting, Including Three Rapid Oral Presentations”. A copy of the announcement is furnished as Exhibit 99.2.

INDEX TO EXHIBITS

Exhibit
Number	Exhibit Title

99.1	Press Release dated April 21, 2026
99.2	Announcement dated April 22, 2026

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASCENTAGE PHARMA GROUP INTERNATIONAL

Date: April 22, 2026	/s/ Dajun Yang
	Name:	Dajun Yang
	Title:	Chief Executive Officer

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